Mail Stop 4561

May 10, 2007

Douglas J. Shaw
President and Chief Executive Officer
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, Massachusetts 0180

> **RE: Monotype Imaging Holdings, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-140232**
> **Date Filed: April 13, 2007**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment 5 of our letter dated February 23, 2007. Please concisely disclose the quantitative and qualitative criteria you used when determining the customers to identify in your prospectus.

2. With respect to your response to comments 8 and 9 of our letter dated February 23, 2007, the information regarding the leveraged buyout under the sub-heading "Corporate Information" would be more readily accessible if presented in tabular format. Please consider presenting the information in a table to more succinctly inform potential investors regarding the amounts invested by each group. Also, please include a column that compares the post-offering value of the shares purchased in the leveraged buyout with the amounts invested.

Summary Consolidated Financial and Other Data, pages 6 and 7

3. We are considering your response to comment 9 of our letter dated February 23, 2007 and believe that you should revise and expand your disclosures related to the presentation of the combined entities as follows:

- The financial information presented in the Prospectus Summary and the Selected Consolidated Financial Data should reflect historical amounts in accordance with GAAP. Since the combined presentation of the predecessor and successor is a non-GAAP presentation, such information should be removed from the tables on pages 6 and 33. Separate period historical information for the predecessor and successor entities in 2004 should be presented in place of the non-GAAP presentation.
- The Combined presentation of predecessor and successor may be presented for purposes of providing a meaningful comparison of periods in MD&A. In this regard, we recommend revising the table on page 46 to include separate columns for amounts related to the predecessor and successor entities in 2004. That is, relocate the columns contained in the table on page 47 to the left of the columns present in the table on page 46 so that the combining of the predecessor and successor entities in 2004 are clearly evident to the reader.
- Relocate any explanatory notes related to the tables on pages 6 and 33 to provide explanations for the revised tabular presentation on page 46.
- Expand your statement regarding the mathematical addition of the predecessor and successor periods to state that you have made no attempt to present pro forma results for the combined results.
- Separately explain the purchase accounting adjustments referred to in Note (1) and quantify the effects of having applied purchase accounting in comparing the results from period to period.
- Expand upon your statement in Note (1) to indicate that you believe that this presentation provides the most meaningful comparison of your results of operations and explain the basis for your belief.
- Label the combined columns "Non-GAAP" and remove references to "pro forma," as that term has a specific meaning under Article 11 of

Regulation S-X that is not consistent with context in which you are presenting these amounts.

4. We note your response to comment 10 of our letter dated February 23, 2007 and your belief that the presentation of "Adjusted EBITDA" is important for investors to understand your debt covenants. In accordance with the guidance in the answer to Question 10 of the *Frequently Asked Questions Regarding the Use of Non-GAAP Measures*, your presentation of "Adjusted EBITDA" should be relocated to your discussion of liquidity and capital resources within Management's Discussion and Analysis. In addition, we believe that the discussion of "Adjusted EBITDA" should focus on the actual covenants contained in signed debt agreements and not on covenants that are contemplated or that are currently being negotiated. Revise accordingly.

Risk Factors, page 9

"We have identified a material weakness . . . .", page 18

5. Revise to disclose whether the company believes that the material weakness still exists at the end of the period covered by the most recent balance sheet date. Additionally, disclose by whom the material weakness was identified and when it first began. Finally, disclose the estimated costs associated with remediation.

6. Refer to the first paragraph following the bullet points on page 19. Revise to quantify the net impact of your post-closing adjustments resulting from the restatement of your quarterly financial statements on other assets, accrued expenses, operating expenses and other income.

"Our quarterly results and stock price may fluctuate . . . .", pages 20 and 21

7. We note that in the fourth quarter of 2006 your OEM revenue declined by approximately $0.9 million due to the timing of payments from a significant customer. We also note your disclosure on page 59 of a similar decline in the fourth quarter of 2005 for the same reason. Please explain these statements in the context of your revenue recognition policy disclosures on page F-12. That is, tell us why the timing of payments from a significant customer would impact the timing of your revenue recognition when your disclosures indicate that recognition occurs when royalties are reported by customers or when fonts are delivered and customers billed. Revise your accounting policy description on page F-12 to include a discussion of circumstances when revenue recognition is delayed until payment is received.

Stock Based Compensation, pages 43 - 46

8. We note your response to comment 12 of our letter dated February 23, 2007. We also note that you do not appear to have revised your disclosures to incorporate the information contained in your response. Please revise your filing to include a discussion of the specific assumptions and methodologies used in determining the fair value of the underlying common stock on each grant or issuance date. See paragraph 182 of the Practice Aid.

9. Consider revising your disclosures to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. See paragraph 180 in the Practice Aid.

10. Expand your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the your common stock up to the filing of the registration statement. You may wish to refer to the illustrative disclosures set forth in Chapter 12 of the Practice Aid. For each valuation date, clearly state whether the valuation performed was contemporaneous or retrospective.

11. We note that in response to comment 13 of our letter dated February 23, 2007 you have removed references to a third party valuation specialist from your filing. Tell us what consideration was given to naming the valuation specialist as an expert and obtaining the consent required by Section 436(b) of Regulation C.

Results of Operations

Year Ended December 31, 2004 (on a pro forma combined basis) and 2005, pages 49 – 51

12. Revise to exclude references to "pro forma," in your discussion of the combined results of operations of the predecessor and successor entities.

Liquidity and Capital Resources

Operating Activities, pages 53 and 54

13. Your revised disclosures do not address all of our concerns from comment 14 of

our letter dated February 23, 2007. In this regard, your discussion does not contribute to an <u>understanding</u> of your operating cash flows, rather it repeats items that are readily apparent in the financial statements. Revise to identify the underlying drivers (e.g. amounts of cash receipts from customers, amounts of cash payments to suppliers, etc.). See Instruction 4 to Item 303 of Regulation S-K and Section IV.B.1.of "*Commission Guidance Regarding Management's Discussion and Analysis of Financial Conditions and Results of Operations*" (Release 33-8350) as well as Instruction 4 to Item 303(a) of Regulation S-K. Revise accordingly.

<u>Compensation Discussion and Analysis, page 79</u>

14. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. For example, it is not clear how each compensation component and your decisions regarding these elements fit into the registrant's overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). The compensation discussion and analysis should explain and place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated awards. In addition, Item 402(b)(2) sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline. In this regard, we specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii), (viii) -(x), (xiii), and (x). Please advise us as to how these topics are addressed in compensation discussion and analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

15. With respect to your annual cash incentive bonuses that are correlated with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments, how your incentive bonuses are specifically structured around such individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such performance goals or individual objectives. Please see Items 402(b)(2)(vi) of Regulation S-K and Instruction 4 to Item 402(b).

16. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure to explain the

differences in the types and amounts of compensation awarded to the named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. To the extent policies or decisions are similar for multiple individuals, you may discuss the compensation of these individuals on a group basis.

17. With respect to the engagement of Rapp HR Services, please revise provide information fully responsive to Item 407(e)(3)(iii) of Regulation S-K. We note that you do not indicate whether Rapp was engaged directly by the compensation committee, the nature and scope of their assignment, and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement.

How Our Compensation Program Helps Us Attain our Goals, page 80

Management by Objectives, page 82

18. Clarify which executive officers are eligible to participate in the Management by Objective Plan and discuss why Messrs. Shaw, Sequin, and McCarthy were the only named executive officers who participated in this plan in 2006.

Director Compensation Table – 2006, page 92

19. For each director, disclose by footnote to columns (c) and (d), the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv).

Potential Payments Upon Termination or Change-in-Control, page 93

20. Although we note some disclosure relating to post-employment protection in compensation discussion and analysis, we note the absence in this section of some of the information required by Item 402(j) of Regulation. Please revise to provide the disclosure required by paragraphs of Item 402(j)(1)-(3) or otherwise advise us as to the inapplicability of this disclosure.

Principal and Selling Stockholders, page 103

21. With respect to the selling stockholder that is an affiliate of a broker-dealer, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please advise.

Note 2. Significant Accounting Policies

Revenue Recognition

Creative Professional Revenue, page F-12

22. We note that in 2006 you allocated $1.1 million to cost of revenue for custom design services (page 48). Your response to comment 36 of our letter dated February 23, 2007 suggests that revenue arising from custom design contracts may have been less than costs incurred in the performance of these services. Tell us, and expand your disclosures as appropriate, to describe how your accounting policies address anticipated contract losses and how you have applied the policies, including the amounts of any losses recognized, in the periods presented. Refer to paragraphs 85-89 of SOP 81-1.

23. We are considering your response to comment 38 of our letter dated February 23, 2007. In order for us to complete our assessment of your application of EITF 99-19, please provide us with a complete analysis of all of the factors set forth in paragraphs 7 through 17. That is, while you appear to have addressed two of the eight indicators of gross reporting and two of the three indicators of net reporting in your response, we do not believe you have sufficiently explained your consideration of all of the indicators.

24. As previously requested in comment 38 of our letter dated February 23, 2007, tell us the significance of revenue arising from resales of font licensees owned by third parties in each of the periods presented. That is, quantify the amounts of both sales and cost of sales related to these third party fonts that were recognized on a gross basis in each period presented in your audited statement of operations.

Note 12. Stock Compensation Plan, pages F-31 – F-33

25. We note your response to comment 44 of our letter dated February 23, 2007 and that you have not provided us with a proposed IPO price. Our assessment of your stock compensation plan disclosures is, in part, dependent upon this information. Please understand that once this information is provided to us we may have further comments regarding your equity instrument valuations.

26. With respect to the tabular presentation of options granted during the year ended December 31, 2006 by grant date on page F-34, consider revising to disclose the intrinsic value, if any, per option and whether your valuation of the underlying shares of common stock was contemporaneous or retrospective.

27. We note from your response to comment 46 of our letter dated February 23, 2007 that you obtained contemporaneous valuation reports from a third-party valuation firm beginning March 31, 2006. We note from your response to comment 12 of our February 23, 2007 letter, however, that the June 30, 2006 valuation was not reported until October 3, 2006. Explain how you concluded that the June 30, 2006 valuation was contemporaneous.

28. We note your statement, in response to comment 46 of our letter dated February 23, 2007 that the third-party valuation firm has not provided you with any assurances in the fair value assessment of your common stock. Please confirm this response. That is, we would generally expect that an unrelated third-party valuation specialist's work product would include the expression of an opinion indicating the level of assurance associated with the opinion.

Note 13. Stockholders' Equity

Convertible Redeemable Preferred Stock, pages F-35 and F-36

29. We note your response to comment 47 of our letter dated February 23, 2007. Explain how you considered EITF D-42 and EITF D-53 in determining that the cash payment to reduce the liquidation preference of the convertible redeemable preferred shares did not represent a return to the preferred stockholders and should therefore be treated in a manner similar to the treatment of dividends paid to the holders of the preferred stock in the calculation of earnings per share.

Financial Statements of Linotype GMBH

30. We are considering your response to comment 54 of our letter dated February 23, 2007. As noted above with regard to your response to comment 38, in order for us to complete our assessment of your application of EITF 99-19, you should provide us with a complete analysis of all of the factors set forth in paragraphs 7 through 17 to support your conclusion that gross presentation of revenue is appropriation. As part of your response, quantify the amounts of revenue and cost of sales arising from the resales of third party fonts that recognized in each period presented in the audited financial statements.

*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 or Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Jocelyn Arel
        by facsimile at 617-523-1231